EXHIBIT 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 27, 2014, relating to the consolidated financial statements and financial statement schedules of Cincinnati Financial Corporation and subsidiaries (“the Company”) and the effectiveness of the Company’s internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for costs associated with acquiring or renewing insurance contracts in 2012), appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2013, and to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

/s/Deloitte & Touche LLP

Cincinnati, Ohio

November 21, 2014